Commission File Number 001-31914

EXHIBIT 99.1

中國人壽保險股份有限公司

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 2628)

SUMMARY OF SOLVENCY QUARTERLY REPORT OF

INSURANCE COMPANY NOTE

(FIRST QUARTER OF 2021)

1.	BASIC INFORMATION

(1) Basic Information of the Company
	Name of the Company in Chinese:	中國人壽保險股份有限公司

	Name of the Company in English:	China Life Insurance Company Limited

	Legal Representative:	Wang Bin

	Registered Address:	16 Financial Street, Xicheng District, Beijing, P.R. China

Business Scope:

Life, health, accident and other types of personal insurance businesses; reinsurance of the personal insurance businesses; funds management business permitted by national laws and regulations or approved by the State Council; personal insurance services, consulting and agency businesses; sale of securities investment funds; other businesses approved by the national insurance regulatory departments.

	Business Area:	the People’s Republic of China, for the purpose of this report, excluding the Hong Kong Special Administrative Region, Macau Special Administrative Region and Taiwan region (the “PRC”)

Notes:

1.

This summary of solvency quarterly report is prepared in accordance with the “Regulatory Rules of Solvency of Insurance Companies (No. 1-17)” issued by the former China Insurance Regulatory Commission.

2.

According to the “Plan for Institutional Reform of the State Council” voted and passed at the first meeting of the 13th National People’s Congress of the PRC, the China Banking and Insurance Regulatory Commission (the “CBIRC”) has been formed through the consolidation of the duties and responsibilities of both the China Banking Regulatory Commission and the China Insurance Regulatory Commission, and such two commissions will no longer exist. The CBIRC has officially been put into operation since April 8, 2018.

(2)	Shareholding Structure, Shareholders and Their Changes

1)	Shareholding Structure

Unit: Ten thousand shares or RMB ten thousand

Category			Changes in the number of shares or shareholding percentage
	At the beginning of the period		during the period				At the end of the period
				Capital reserve
	Shares or		Capital	transfer and			Shares or
	capital		injection by	distribution of	Equity		capital
	contribution	Percentage (%)	shareholders	dividend	transfer	Sub-total	contribution	Percentage (%)
RMB ordinary shares	2,082,353	73.67	–	–	–	–	2,082,353	73.67
Overseas listed foreign shares
	744,118	26.33	–	–	–	–	744,118	26.33
Total	2,826,471	100.00	–	–	–	–	2,826,471	100.00

Note:

Currently, there is no feature in the shareholders’ information enquiry platform that can track down the type of shareholders according to the classification of “state-owned shares, corporate legal shares, foreign invested shares and natural person shares”. As such, the above information is presented by the Company based on the shareholding structure as disclosed in its annual report.

2)	Effective Controller

The effective controller of the Company is the Ministry of Finance of the PRC (the “MOF”). As at the end of the reporting period, the equity and controlling relationship between the Company and its effective controller is set out below:

Note:

In order to consistently carry out the relevant arrangements under the “Notice of the State Council on Issuing the Implementation Plan for Transferring Part of State-owned Capital to Supplement Social Security Fund” (Guo Fa [2017] No. 49), the CBIRC has approved the one-off transfer by the MOF of 10% of its equity interest in China Life Insurance (Group) Company (“CLIC”) to the National Council for Social Security Fund (the “SSF”) (the “Gratuitous Transfer”) in accordance with the “Reply for the Approval of Change of Shareholder of China Life Insurance (Group) Company” (CBIRC’s Reply [2020] No. 63). Following completion of the Gratuitous Transfer, the MOF and the SSF hold 90% and 10% equity interest in CLIC, respectively.

3)	Top Ten Shareholders (in the descending order of their shareholding percentage in the Company as at the end of the period)

Unit: Ten thousand shares or RMB ten thousand

Name of shareholder	Type of shares	Changes in the number of shares held by the shareholder or the amount of capital contribution during the period	Number of shares held by the shareholder or the amount of capital contribution as at the end of the period	Shareholding percentage as at the end of the period	Number of shares pledged or frozen
China Life Insurance (Group) Company	State-owned shares	0	1,932,353	68.37%	0
HKSCC Nominees Limited	Foreign shares	175	732,909	25.93%	0
China Securities Finance Corporation Limited	State-owned shares	-1,570	70,824	2.51%	0
Central Huijin Asset Management Limited	State-owned shares	0	11,972	0.42%	0
Hong Kong Securities Clearing Company Limited	Foreign shares	333	5,176	0.18%	0
China Universal Asset Management Co., Ltd – Industrial and Commercial Bank of China Limited – China Universal – Tianfu Bull No. 53 Asset Management Plan	Other	0	1,502	0.05%	0
Industrial and Commercial Bank of China Limited – SSE 50 Exchange Traded Index Securities Investment Fund	Other	-239	1,001	0.04%	0
China International Television Corporation	State-owned shares	0	1,000	0.04%	0
China National Nuclear Corporation	State-owned shares	0	895	0.03%	0
Feng Xiang	Natural person	60	850	0.03%	0
Total	–	-1,241	2,758,482	97.60%	0

Notes:

1.

The figures shown in the columns of “Changes in the number of shares held by the shareholder or the amount of capital contribution during the period” and “Number of shares held by the shareholder or the amount of capital contribution as at the end of the period” in this table refer to the number of shares held (Unit: Ten thousand shares).

2.

Due to the impact of the difference derived from rounding, there may be a difference between the total number of “Shareholding percentage as at the end of the period” and the sum of the shareholding percentage of the top ten shareholders.

Details of shareholders	1.

HKSCC Nominees Limited is a company that holds shares on behalf of the clients of the Hong Kong stock brokers and other participants of the CCASS system. Since the relevant regulations of The Stock Exchange of Hong Kong Limited do not require such persons to declare whether their shareholdings are pledged or frozen, HKSCC Nominees Limited is unable to calculate or provide the number of shares that are pledged or frozen.

2.

China Universal Asset Management Co., Ltd – Industrial and Commercial Bank of China Limited – China Universal – Tianfu Bull No. 53 Asset Management Plan has Industrial and Commercial Bank of China Limited as its asset trustee. Industrial and Commercial Bank of China Limited – SSE 50 Exchange Traded Index Securities Investment Fund has Industrial and Commercial Bank of China Limited as its fund depositary. Save as above, the Company was not aware of any connected relationship and concerted parties as defined by the “Measures for the Administration of the Takeover of Listed Companies” among the top ten shareholders of the Company.

(3)	Subsidiaries, Joint Ventures and Associated Corporations

		Unit: Ten thousand shares or RMB ten thousand
	Company name	Type of company	Number of shares held or cost			Shareholding percentage
			At the beginning of the period	At the end of the period	Change in amount	At the beginning of the period	At the end of the period	Change in percentage
1	China Life (Suzhou) Pension and Retirement Investment Company Limited	Subsidiary	199,065	199,065	0	100.00%	100.00%	0.00%
2	China Life Pension Company Limited	Subsidiary	240,518	240,518	0	70.74%	70.74%	0.00%
3	China Life Asset Management Company Limited	Subsidiary	240,000	240,000	0	60.00%	60.00%	0.00%

	Company name	Type of company	Number of shares held or cost			Shareholding percentage
			At the beginning of the period	At the end of the period	Change in amount	At the beginning of the period	At the end of the period	Change in percentage
4	Shanghai Rui Chong Investment Co., Limited	Subsidiary	680,000	680,000	0	100.00%	100.00%	0.00%
5	Golden Phoenix Tree Limited	Subsidiary	12	12	0	100.00%	100.00%	0.00%
6	New Aldgate Limited	Subsidiary	116,813	116,813	0	100.00%	100.00%	0.00%
7	CL Hotel Investor, L.P.	Subsidiary	9,539	18,967	9,428	100.00%	100.00%	0.00%
8	Glorious Fortune Forever Limited	Subsidiary	0	0	0	100.00%	100.00%	0.00%
9	Fortune Bamboo Limited	Subsidiary	243,488	243,488	0	100.00%	100.00%	0.00%
10	Golden Bamboo Limited	Subsidiary	199,288	199,288	0	100.00%	100.00%	0.00%
11	Sunny Bamboo Limited	Subsidiary	187,565	187,565	0	100.00%	100.00%	0.00%
12	China Life (Beijing) Health Management Company Limited	Subsidiary	153,000	153,000	0	100.00%	100.00%	0.00%
13	Ningbo Meishan Bonded Port Area Guo Yang Guo Sheng Investment Partnership (Limited Partnership)	Subsidiary	283,500	283,500	0	89.997%	89.997%	0.00%
14	Ningbo Meishan Bonded Port Area Bai Ning Investment Partnership (Limited Partnership)	Subsidiary	168,000	168,000	0	99.98%	99.98%	0.00%
15	Shanghai Yuan Shu Yuan Jiu Investment Management Partnership (Limited Partnership)	Subsidiary	57,100	57,100	0	99.98%	99.98%	0.00%
16	Shanghai Yuan Shu Yuan Pin Investment Management Partnership (Limited Partnership)	Subsidiary	57,100	57,100	0	99.98%	99.98%	0.00%
17	Shanghai Wansheng Industry Partnership (Limited Partnership)	Subsidiary	401,200	402,400	1,200	99.98%	99.98%	0.00%
18	Wuhu Yuanxiang Tianyi Investment Management Partnership (Limited Partnership)	Subsidiary	53,256	53,256	0	99.98%	99.98%	0.00%
19	Wuhu Yuanxiang Tianfu Investment Management Partnership (Limited Partnership)	Subsidiary	53,256	53,256	0	99.98%	99.98%	0.00%
20	CBRE Global Investors U.S. Investment I, LLC	Subsidiary	366,046	411,086	45,040	99.99%	99.99%	0.00%

	Company name	Type of company	Number of shares held or cost			Shareholding percentage
			At the beginning of the period	At the end of the period	Change in amount	At the beginning of the period	At the end of the period	Change in percentage
21	China Life Guangde (Tianjin) Equity Investment Fund Partnership (Limited Partnership)	Subsidiary	29,451	29,451	0	99.95%	99.95%	0.00%
22	Beijing China Life Pension Industry Investment Fund (Limited Partnership)	Subsidiary	900	900	0	99.90%	99.90%	0.00%
23	China Life Qihang Phase I (Tianjin) Equity Investment Fund Partnership (Limited Partnership)	Subsidiary	100	338,350	338,250	99.99%	99.99%	0.00%
24	Annoroad Gene Technology (Beijing) Co., Ltd.	Associated corporation	25,000	25,000	0	13.09%	13.09%	0.00%
25	China Life Property and Casualty Insurance Company Limited	Associated corporation	600,000	600,000	0	40.00%	40.00%	0.00%
26	China Guangfa Bank Co., Ltd.	Associated corporation	860,063	860,063	0	43.69%	43.69%	0.00%
27	COFCO Futures Company Limited	Associated corporation	29,617	29,617	0	35.00%	35.00%	0.00%
28	Sino-Ocean Group Holding Limited	Associated corporation	225,346	225,346	0	29.59%	29.59%	0.00%
29	Shanghai Jinshida Winning Software Technology Co., Limited	Associated corporation	19,200	19,200	0	19.25%	18.31%	-0.94%
30	Sinopec Sichuan to East China Gas Pipeline Co., Ltd.	Associated corporation	2,000,000	2,000,000	0	43.86%	43.86%	0.00%
31	China United Network Communications Limited	Associated corporation	2,180,141	2,180,141	0	10.29%	10.29%	0.00%
32	GLP Guoyi (Zhuhai) Acquisitions Fund (Limited Partnership)	Associated corporation	687,845	687,845	0	81.63%	81.63%	0.00%
33	China Power Investment Nuclear Power Co,. Ltd.	Associated corporation	800,000	800,000	0	26.76%	26.76%	0.00%
34	AVIC Investment Holding Limited	Associated corporation	600,000	600,000	0	16.70%	16.70%	0.00%
35	Wonders Information Co., Ltd.	Associated corporation	329,828	329,828	0	18.21%	18.21%	0.00%

	Company name	Type of company	Number of shares held or cost			Shareholding percentage
			At the beginning of the period	At the end of the period	Change in amount	At the beginning of the period	At the end of the period	Change in percentage

36	CCB Trust Sharing No. 9 Urbanization Investment Private Equity Fund	Associated corporation	100,000	100,000	0	24.89%	24.89%	0.00%
37	Nanning China Life Shenrun Investment Development Fund Partnership (Limited Partnership)	Joint venture	378,000	378,000	0	60.00%	60.00%	0.00%
38	China Life (Sanya) Health Investments Co., Ltd.	Joint venture	30,600	30,600	0	51.00%	51.00%	0.00%
39	RXR 1285 Holdings JV LLC	Joint venture	136,473	136,473	0	51.55%	51.55%	0.00%
40	Beijing China Life Communications Construction City Development Investment Fund (Limited Partnership)	Joint venture	1,085,330	1,396,130	310,800	49.9999%	49.9999%	0.00%
41	China Life Haikong (Hainan) Healthy Investment Co., Ltd.	Joint venture	10,200	10,200	0	51.00%	51.00%	0.00%
42	China Life Vanke No. 1(Jiaxing) Health Pension Industrial Investment Partnership (Limited Partnership)	Joint venture	15,600	19,500	3,900	59.82%	59.82%	0.00%
43	China Life Vanke No. 2 (Jiaxing) Health Pension Industrial Investment Partnership (Limited Partnership)	Joint venture	15,600	19,500	3,900	59.82%	59.82%	0.00%
44	China Life Qiaocheng (Shenzhen) Investment Partnership (Limited Partnership)	Joint venture	913,968	913,968	0	84.99%	84.99%	0.00%
45	Shandong New and Old Kinetic Energy Conversion China Life High-end Equipment Equity Investment Fund Partnership (Limited Partnership)	Joint venture	1,000	1,000	0	79.00%	79.00%	0.00%
46	China Life (Jiangsu) Jiequan Health Industry Investment Fund (Limited Partnership)	Joint venture	35,400	35,400	0	60.00%	60.00%	0.00%

Note:	The figures shown in the “Number of shares held or cost” column under items numbered 1, 4-25 and 29-46 in this table refer to the amount of investment cost (Unit: RMB ten thousand).

(4)	Basic Information of the Directors, Supervisors and Senior Management

1)	Basic Information of the Directors

Name	Month and year of birth	Academic qualification (degree)	Commencement date	Position	Approval document No. for job qualification	Positions and part-time jobs held in affiliates and other entities	Key working experience in the recent five years
Wang Bin	November 1958	Doctoral degree in Economics	Since December 3, 2018	Chairman, Executive Director	Yin Bao Jian Fu (2018) No. 322	Chairman of China Life Insurance (Group) Company Director of China Shimao Investment Company Limited Director of China World Trade Center Limited Chairman of China Guangfa Bank Co., Ltd.	Mr. Wang became an Executive Director and the Chairman of the Company in December 2018. He has been the Chairman and the Secretary to the Party Committee of China Life Insurance (Group) Company since August 2018. From March 2012 to August 2018, he served as the Chairman and the Secretary to the Party Committee of China Taiping Insurance Group Ltd.
Su Hengxuan	February 1963	Doctoral degree in Management	Since December 20, 2018	Executive Director	Yin Bao Jian Xu Ke (2018) No. 562

Vice President of China Life Insurance (Group) Company

CPPCC member of Xicheng District, Beijing

Director of China Life Asset Management Company Limited

Director of China Life Pension Company Limited

Director of China Life Property and Casualty Insurance Company Limited

Director of China Guangfa Bank Co., Ltd.

Mr. Su became an Executive Director of the Company in December 2018. He has been the President of the Company since April 2019, and the Vice President of China Life Insurance (Group) Company since December 2017. He was the President of China Life Pension Company Limited from March 2015 to February 2018.

Name	Month and year of birth	Academic qualification (degree)	Commencement date	Position	Approval document No. for job qualification	Positions and part-time jobs held in affiliates and other entities	Key working experience in the recent five years
Li Mingguang	July 1969	Master’s degree in Economics, EMBA for the senior management	Since August 16, 2019	Executive Director	Jing Yin Bao Jian Fu (2019) No. 635	Executive Director of the China Association of Actuaries Chief Actuary of China Life Pension Company Limited	Mr. Li became an Executive Director of the Company in August 2019. He has been the Board Secretary of the Company since June 2017, the Vice President of the Company since November 2014 and the Chief Actuary of the Company since March 2012.

Yuan Changqing	September 1961	Master’s degree in Business Administration	Since February 11, 2018	Non- executive Director	Bao Jian Xu Ke (2018) No. 196

Vice Chairman and President of China Life Insurance (Group) Company

Director of China Life Asset Management Company Limited

Chairman of China Life Pension Company Limited

Chairman of China Life Property and Casualty Insurance Company Limited

Director of China Shimao Investment Company Limited

Director of China World Trade Center Limited

Vice Chairman of the China Chamber of International Commerce

Vice Chairman of the National Association of Financial Market Institutional Investors

Mr. Yuan became a Non-executive Director of the Company in February 2018. He is the Vice Chairman, President and Deputy Secretary to the Party Committee of China Life Insurance (Group) Company. Mr. Yuan served as the Chairman of the Supervisory Committee and the Deputy Secretary to the Party Committee of Agricultural Bank of China Limited from April 2015 to May 2017.

Name	Month and year of birth	Academic qualification (degree)	Commencement date	Position	Approval document No. for job qualification	Positions and part-time jobs held in affiliates and other entities	Key working experience in the recent five years
Wang Junhui	July 1971	Doctoral degree in Finance	Since August 16, 2019	Non- executive Director	Jing Yin Bao Jian Fu (2019) No. 635

Chief Investment Officer of China Life Insurance (Group) Company

President of China Life Asset Management Company Limited

Director of China Life Insurance (Overseas) Company Limited

Director of China Life Property and Casualty Insurance Company Limited

Chairman of China Life AMP Asset Management Company Limited

Chairman of China Life Franklin Asset Management Company Limited

Chairman of Binhai (Tianjin) Financial Assets Trade Center Co., Ltd.

Director of China United Network Communications Limited

Mr. Wang became a Non-executive Director of the Company in August 2019. He has been the Chief Investment Officer of China Life Insurance (Group) Company and the President of China Life Asset Management Company Limited since August 2016, the Chairman of China Life Franklin Asset Management Company Limited since September 2016, and the Chairman of China Life AMP Asset Management Company Limited since December 2016. From 2004 to 2016, he served as an Assistant to the President and the Vice President of China Life Asset Management Company Limited, and the President of China Life Investment Holding Company Limited.

Name	Month and year of birth	Academic qualification (degree)	Commencement date	Position	Approval document No. for job qualification	Positions and part-time jobs held in affiliates and other entities	Key working experience in the recent five years

Chang Tso Tung Stephen	November 1948	Bachelor’s degree in Science	Since October 20, 2014	Independent Director	Bao Jian Xu Ke (2014) No. 864	Independent Non-executive Director of Kerry Properties Limited Independent Non-executive Director of Hua Hong Semiconductor Limited	Mr. Chang became an Independent Director of the Company in October 2014.

Robinson Drake Pike	October 1951	Master’s degree in Economics	Since July 11, 2015	Independent Director	Bao Jian Xu Ke (2015) No. 718	Director of Yale-China Association	Mr. Pike became an Independent Director of the Company in July 2015.

Tang Xin	September 1971	Doctoral degree in Law	Since March 7, 2016	Independent Director	Bao Jian Xu Ke (2016) No. 150

Member of the Listing Committee of the Shanghai Stock Exchange

Member of the Legal Professional Advisory Committee of the Shenzhen Stock Exchange

Chairman of the Independent Director Committee of the China Association for Public Companies

Independent Director of Harvest Fund Management Co., Ltd.

Independent Director of Bank of Guizhou Co., Ltd.

Mr. Tang became an Independent Director of the Company in March 2016.

Name	Month and year of birth	Academic qualification (degree)	Commencement date	Position	Approval document No. for job qualification	Positions and part-time jobs held in affiliates and other entities	Key working experience in the recent five years

Leung Oi-Sie Elsie	April 1939	Master’s degree in Law	Since July 20, 2016	Independent Director	Bao Jian Xu Ke (2016) No. 717

Consultant of Iu, Lai & Li Solicitors & Notaries

Consultant of Fok Ying Tung Ming Yuan Development Company Limited

Independent Non-executive

Director of United Company RUSAL Plc

Independent Non-executive Director of China Resources Power Holdings Company Limited

Independent Non-executive Director of PetroChina Company Limited

Ms. Leung became an Independent Director of the Company in July 2016.

2)	Basic Information of the Supervisors

Name	Month and year of birth	Academic qualification (degree)	Commencement date	Position	Approval document No. for job qualification	Positions and part-time jobs held in affiliates and other entities	Key working experience in the recent five years

Jia Yuzeng	June 1962	Master’s degree in Business Administration	Since July 11, 2018	Chairman of the Board of Supervisors	Yin Bao Jian Xu Ke (2018) No. 562	Executive Director of the Insurance Society of China Director of China Insurance Security Fund Co., Ltd.	Mr. Jia became the Chairman of the Board of Supervisors of the Company in July 2018. From 2013 to 2018, he served as the Vice President and the Board Secretary of China Life Pension Company Limited.

Han Bing	November 1971	Bachelor’s degree in Economics	Since July 12, 2019	Supervisor	Jing Yin Bao Jian Fu (2019) No. 492		Mr. Han became a Supervisor of the Company in July 2019. He has been the General Manager of the Human Resources Department of the Company since December 2018. He served as the General Manager of the Human Resources Department of China Life Pension Company Limited from March 2016 to December 2018. During the period from 2014 to 2016, he successively served as the Deputy General Manager of Ningbo Branch, and the Deputy General Manager of Tibet Autonomous Region Branch of the Company.

Name	Month and year of birth	Academic qualification (degree)	Commencement date	Position	Approval document No. for job qualification	Positions and part-time jobs held in affiliates and other entities	Key working experience in the recent five years

Cao Qingyang	May 1963	Doctoral degree in Economics	Since July 12, 2019	Employee Representative Supervisor	Jing Yin Bao Jian Fu (2019) No. 492		Mr. Cao became a Supervisor of the Company in July 2019. He has been the General Manager of the Product Development Department of the Company since February 2011.

Wang Xiaoqing	October 1965	Bachelor’s degree in Engineering	Since December 27, 2019	Employee Representative Supervisor	Jing Yin Bao Jian Fu (2019) No. 1110		Ms. Wang became a Supervisor of the Company in December 2019. She has been the General Manager of the Risk Management Department of the Company since July 2020. She served as the Deputy General Manager of the Risk Management Department of the Company from April 2018 to July 2020, and the Secretary to the Discipline Inspection Committee of Tibet Autonomous Region Branch of the Company from May 2016 to April 2018. From 2010 to 2016, she successively served as an Assistant to the General Manager and the Deputy General Manager of the County Insurance Department, and the Deputy General Manager of the Audit Department of the Company.

3)	Basic Information of the Senior Management of the Head Office

Name	Month and year of birth	Academic qualification (degree)	Commencement date	Position	Approval document No. for job qualification	Positions and part- time jobs held in affiliates and other entities	Key working experience in the recent five years
Huang Xiumei	June 1967	Bachelor’s degree	Since May 2020	Vice President, Person in Charge of Finance	Jing Yin Bao Jian Fu (2020) No. 232 Jing Yin Bao Jian Fu (2020) No. 261	Director of China Life Pension Company Limited Director of China Life Franklin Asset Management Company Limited Director of Sino-Ocean Group Holding Limited	Ms. Huang became the Vice President and the Person in Charge of Finance of the Company in May 2020. She served as the Vice President, the Board Secretary and the Person in Charge of Finance of China Life Pension Company Limited from 2016 to 2020. She served as the Financial Controller and the General Manager of the Financial Management Department of the Company from 2014 to 2016.
Ruan Qi	July 1966	EMBA for the senior management	Since April 2018	Vice President	Yin Bao Jian Xu Ke (2018) No. 63		Mr. Ruan became the Vice President of the Company in April 2018. He served as the Chief Information Technology Officer of the Company from January 2018 to April 2018. He served as the Chief Information Technology Officer and the General Manager (at the general manager level of the provincial branches) of the Information Technology Department of the Company from October 2016 to January 2018. He successively served as the General Manager of China Life Data Center and the General Manager (at the general manager level of the provincial branches) of the Information Technology Department of the Company from 2014 to 2016.

Name	Month and year of birth	Academic qualification (degree)	Commencement date	Position	Approval document No. for job qualification	Positions and part- time jobs held in affiliates and other entities	Key working experience in the recent five years
Zhan Zhong	April 1968	Bachelor’s degree in Engineering	Since July 2019	Vice President	Jing Yin Bao Jian Fu (2019) No. 493		Mr. Zhan became the Vice President of the Company in July 2019. He served as the Marketing Director of the Company from August 2017 to July 2019, and an Employee Representative Supervisor of the Company from July 2015 to August 2017. He served as the General Manager (at the general manager level of provincial branches) of the Individual Insurance Sales Department of the Company from July 2014 to August 2017.
Yang Hong	February 1967	EMBA for the senior management	Since July 2019	Vice President	Jing Yin Bao Jian Fu (2019) No. 493	Vice President of China Life E-commerce Company Limited	Ms. Yang became the Vice President of the Company in July 2019. She served as the Operation Director of the Company from March 2018 to July 2019. She successively served as the Deputy General Manager (responsible for daily operations) and General Manager of the Research and Development Center, the General Manager (at the general manager level of the provincial branches) of the Business Management Department, and the General Manager (at the general manager level of the provincial branches) of the Business Process Management Department of the Company from 2011 to 2018.

Name	Month and year of birth	Academic qualification (degree)	Commencement date	Position	Approval document No. for job qualification	Positions and part-time jobs held in affiliates and other entities	Key working experience in the recent five years
Zhao Guodong	November 1967	Bachelor’s degree	Since October 2019	Assistant to the President	Jing Yin Bao Jian Fu (2019) No. 851	Chairman of the Insurance Society of Jiangsu Province Vice Chairman of the Insurance Association of Jiangsu Province	Mr. Zhao became an Assistant to the President in October 2019. He has been the General Manager of Jiangsu Branch of the Company since August 2018. During the period from 2016 to 2018, he successively served as the Deputy General Manager (responsible for daily operations) and the General Manager of Chongqing Branch, and the General Manager of Hunan Branch of the Company. From 2007 to 2016, he successively served as the Deputy General Manager of Fujian Branch and the Deputy General Manager of Hunan Branch of the Company.
Xu Chongmiao	October 1969	Doctoral degree in Law	Since July 2018	Compliance Officer	Yin Bao Jian Xu Ke (2018) No. 593		Mr. Xu became the Compliance Officer of the Company in July 2018. He has been the General Manager of the Legal and Compliance Department and the Legal Officer of the Company since September 2014.
Yang Chuanyong	March 1963	EMBA for the senior management	Since December 2020	Person in Charge of Audit	Jing Yin Bao Jian Fu (2020) No. 993		Mr. Yang became the Person in Charge of Audit of the Company in December 2020. He has been the General Manager (at the general manager level of the provincial branches) of the Audit Department of the Company since June 2019. From 2012 to 2019, he successively served as the General Manager of the Legal and Compliance Department, the Director of the Office of the Company and the General Manager of the Company’s Branch of Guangxi Zhuang Autonomous Region.

Notes:

1.

All information set forth in this table is as at the reporting time, and this table only provides the basic information of the senior management officers of the Head Office who are not Directors or Supervisors. For details of other senior management officers of the Head Office, please refer to the tables under the basic information of the Directors and Supervisors.

2.	The changes of the Directors, Supervisors and senior management during the reporting period and as at the disclosure date of this report:

1)

As Mr. Chang Tso Tung Stephen has served as an Independent Director of the Company for six years, pursuant to the relevant regulations of the PRC, he has tendered his resignation as an Independent Director of the Company, the Chairman of the Strategy and Assets and Liabilities Management Committee, a member of the Audit Committee and a member of the Connected Transactions Control Committee on October 19, 2020. Since the resignation of Mr. Chang Tso Tung Stephen will result in the number of Independent Directors on the Board of Directors falling below the minimum number required by the relevant regulations and the Articles of Association of the Company, Mr. Chang Tso Tung Stephen will continue to perform his duties as an Independent Director and relevant duties as the chairman and member of various Board committees until the qualification of the newly appointed Independent Director is approved by the CBIRC.

2)

Due to the adjustment of work arrangements, Mr. Yin Zhaojun tendered his resignation to the Board of Directors of the Company on January 15, 2021, resigning from his positions as a Non-executive Director of the Company and a member of the Risk Management and Consumer Rights Protection Committee with effect from the same day.

3)

Due to the adjustment of work arrangements, Mr. Liu Huimin tendered his resignation to the Board of Directors of the Company on February 7, 2021, resigning from his positions as a Non-executive Director of the Company and a member of the Risk Management and Consumer Rights Protection Committee with effect from the same day.

(5)	Contact Person and Contact Information with Respect to the Public Disclosure of Solvency Information

Name of Contact Person:	He Zheng

Office Phone Number:	010-63631371

Fax Number:	010-66575722

E-mail:	c-rossinfo@e-chinalife.com

2.	KEY INDICATORS

Unit: RMB ten thousand

Items	Figures of the Current Quarter	Figures of the Preceding Quarter
Core solvency surplus	66,039,537.74	63,519,751.08
Core solvency ratio	266.35%	260.10%
Comprehensive solvency surplus	69,538,791.53	67,018,947.65
Comprehensive solvency ratio	275.16%	268.92%
Gross written premiums	32,389,191.80	6,871,173.82
Net profit	2,895,477.46	317,123.68
Net asset	46,750,235.88	44,936,084.71

Note:	Gross written premiums, net profit and net asset are prepared in accordance with the China Accounting Standards for Business Enterprises.

The result of the integrated risk rating of the Company in the recent quarter (being the fourth quarter of 2020) was A Category.

3.	ACTUAL CAPITAL

Unit: RMB ten thousand

	Items	Figures of the Current Quarter	Figures of the Preceding Quarter
	Admitted assets	442,289,726.48	421,015,769.94
	Admitted liabilities	333,050,845.28	314,321,876.47
	Actual capital	109,238,881.20	106,693,893.47
	Core tier one capital	105,739,627.41	103,194,696.91
	Core tier two capital	0	0
	Supplementary tier one capital	3,499,253.79	3,499,196.56
	Supplementary tier two capital	0	0

4.	MINIMUM CAPITAL

Unit: RMB ten thousand

Items	Figures of the Current Quarter	Figures of the Preceding Quarter
Minimum capital for quantitative risk	40,705,515.92	40,679,735.29
Minimum capital for life insurance risk	7,698,144.66	7,768,655.28
Minimum capital for non-life insurance risk	756,841.75	760,592.42
Minimum capital for market risk	38,651,190.14	38,918,033.39
Minimum capital for credit risk	6,986,097.82	6,612,458.95
Quantitative risk diversification effect	8,517,053.52	8,324,243.65
Loss absorption effect of special types of insurance contracts	4,869,704.94	5,055,761.10
Minimum capital for control risk	-1,005,426.24	-1,004,789.46
Additional minimum capital	0	0
Counter-cyclical additional minimum capital	0	0
Additional minimum capital for DSII	0	0
Additional minimum capital for GSII	0	0
Other additional minimum capital	0	0
Minimum capital	39,700,089.68	39,674,945.83

Note: Due to rounding, there may be difference between the total amount and the sum of individual amounts.

5.	INTEGRATED RISK RATING

The Integrated Risk Rating (IRR), i.e. the classification regulation, is a regulatory exercise in which the CBIRC conducts a comprehensive analysis of and assessment on the inherent risks and control risks of insurance companies by using a risk-oriented approach and based on the relevant information, classifies such insurance companies into different regulatory categories according to their respective solvency risks, and adopts regulatory policies or measures in respect thereof accordingly.

The CBIRC conducts assessment on the IRR of the Company on a quarterly basis. The results of the IRR of the Company in the recent two quarters (being the fourth and third quarters of 2020) were both A Category.

6.	RISK MANAGEMENT

The CBIRC conducts assessments on the solvency risk management of insurance companies on a regular basis. The CBIRC conducted an assessment of Solvency Aligned Risk Management Requirement and Assessment (SARMRA) on 35 insurance companies in 2018. According to the “Notice Concerning the 2018 SARMRA Assessment Results” (Yin Bao Jian Cai [2018] No. 125), the Company got a score of 84.94 in the assessment and the respective scores in nine areas are as follows: 17.76 in the foundation and environment of risk management, 8.41 in the objectives and tools of risk management, 8.60 in insurance risk management, 8.65 in market risk management, 8.61 in credit risk management, 8.59 in operational risk management, 8.77 in strategic risk management, 7.34 in reputational risk management, and 8.22 in liquidity risk management.

7.	LIQUIDITY RISK

1)	Regulatory Indicators of Liquidity

Unit: RMB million

Name of Indicators	Figures of the Current Quarter
Actual net cash flows	356,158
Comprehensive liquidity ratio
Comprehensive liquidity ratio within 3 months	170%
Comprehensive liquidity ratio within 1 year	5,324%
Comprehensive liquidity ratio within 1-3 years	-470%
Comprehensive liquidity ratio within 3-5 years	-1,281%
Comprehensive liquidity ratio beyond 5 years	27%
Overall liquidity coverage of the Company
Stressed scenario 1	5,077%
Stressed scenario 2	4,370%

Notes:

1.	Actual net cash flows refer to the net cash flows of the Company during the reporting period, and such figure is derived from the cash flows pressure test table of C-ROSS.

2.	Comprehensive liquidity ratio	=	Expected total cash inflow of existing assets	× 100%;
Expected total cash outflow of existing liabilities

3.

Stressed scenario 1 refers to the hypothetical scenario where the premiums from signed policies decrease by 80% as compared with the corresponding period of last year, and the surrender rate assumption is twice of that in the basic scenario (but the surrender rate does not exceed 100%);

4.	Stressed scenario 2 refers to the hypothetical scenario where the principal and interest of 20% of the fixed income investment which will become mature during the forecasting period cannot be repaid.

2)	Analysis of Liquidity Risk and Measures Addressing Such Risk

The Company has sufficient cash flows. Pursuant to the requirements of the “Regulatory Rules of Solvency of Insurance Companies No. 12: Liquidity Risk” and the relevant regulations, the Company has established a well-developed liquidity risk management mechanism to monitor various regulatory indicators for liquidity risk on a quarterly basis, with a view to preventing liquidity risk in an effective manner.

8.	REGULATORY MEASURES ADOPTED BY REGULATORY AUTHORITIES AGAINST THE COMPANY

During the reporting period, there were no circumstances where the CBIRC had adopted any significant regulatory measures against the Company.

By Order of the Board

China Life Insurance Company Limited

Heng Victor Ja Wei

Company Secretary

Hong Kong, April 28, 2021

As at the date of this announcement, the board of directors of the Company comprises:

Executive Directors: Non-executive Directors: Independent Non-executive Directors:	Wang Bin, Su Hengxuan, Li Mingguang Yuan Changqing, Wang Junhui Chang Tso Tung Stephen, Robinson Drake Pike, Tang Xin, Leung Oi-Sie Elsie